ZION OIL & GAS, INC.

12655 North Central Expressway, Suite 1000

Dallas, Texas 75243

                      December 10, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Karina Dorin

Re:	Statement on Form S-1 (File No. 333-235299) of Zion Oil & Gas, Inc. filed on November 27,
2019, as amended December 9, 2019 (the “Registration Statement”).

Dear Ms. Dorin:

Zion Oil & Gas, Inc. (the “Corporation”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) declare the Registration Statement referenced above to be effective as of 2 pm E.T. on December 11, 2019 or as soon as possible thereafter.

Sincerely,

/s/ John M. Brown
John M. Brown
Chief Executive Officer